Exhibit 13.3

TRANSCANADA CORPORATION
RECONCILIATION TO UNITED STATES GAAP

The unaudited consolidated financial statements of TransCanada Corporation (TransCanada or the Company) for the three and nine months ended September 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which in some respects differ from U.S. GAAP.  The effects of these differences on the Company’s consolidated financial statements for the three and nine months ended September 30, 2006 are provided in the following U.S. GAAP condensed consolidated financial statements which should be read in conjunction with TransCanada’s audited consolidated financial statements for the year ended December 31, 2005 and unaudited consolidated financial statements for the three and nine months ended September 30, 2006 prepared in accordance with Canadian GAAP.

Condensed Statement of Consolidated Income and Comprehensive Income in Accordance with U.S. GAAP(1)

	Three months ended September 30		Nine months ended September 30
(millions of dollars except per share amounts)	2006	2005	2006	2005
Revenues	1,492	1,306	4,307	3,870
Cost of sales	321	228	953	637
Other costs and expenses	477	442	1,349	1,270
Depreciation	223	235	668	693
	1,021	905	2,970	2,600
	471	401	1,337	1,270
Other (income)/expenses
Equity income(1)	(134)	(173)	(352)	(340)
Other expenses(2)	195	(26)	556	317
Income taxes	110	191	349	455
	171	(8)	553	432

Net income from continuing operations – U.S. GAAP	300	409	784	838
Net income from discontinued operations – U.S. GAAP	—	—	28	—
Net Income in Accordance with U.S. GAAP	300	409	812	838
Adjustments affecting comprehensive income under U.S. GAAP
Foreign currency translation adjustment, net of tax	—	(37)	(6)	(27)
Unrealized (loss)/gain on derivatives, net of tax (3)	(2)	(59)	32	(98)
Comprehensive Income in Accordance with U.S. GAAP	298	313	838	713

Net Income Per Share in Accordance with U.S. GAAP
Continuing operations	$0.61	$0.84	$1.60	$1.72
Discontinued operations	—	—	0.06	—
Basic	$0.61	$0.84	$1.66	$1.72
Diluted	$0.61	$0.84	$1.66	$1.71

Net Income Per Share in Accordance with Canadian GAAP
Basic	$0.60	$0.88	$1.66	$1.77
Diluted	$0.60	$0.87	$1.65	$1.76
Dividends per common share	$0.32	$0.305	$0.96	$0.915

Common Shares Outstanding (millions)
Average for the period – Basic	487.9	486.7	487.7	485.9
Average for the period – Diluted	490.2	489.6	490.1	488.7

Reconciliation of Income from Continuing Operations

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2006	2005	2006	2005
Net Income from Continuing Operations in Accordance with Canadian GAAP	293	427	782	859
U.S. GAAP adjustments
Unrealized gain/(loss) on energy contracts (3)	11	(28)	—	(37)
Tax impact of unrealized gain/(loss) on energy contracts	(4)	10	—	13
Equity investment gain (4)(5)	—	—	1	3
Tax impact of equity investment gain	—	—	—	(1)
Unrealized gain on foreign exchange and interest rate derivatives (3)	—	—	1	1
Tax impact of unrealized gain on foreign exchange and interest rate derivatives	—	—	—	—
Net Income from Continuing Operations in Accordance with U.S. GAAP	300	409	784	838

Condensed Statement of Consolidated Cash Flows in Accordance with U.S. GAAP(1)

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2006	2005	2006	2005
Cash Generated from Operations (6)
Net cash provided by operating activities	554	505	1,519	1,040

Investing Activities
Net cash (used in)/provided by investing activities	(387)	400	(1,334)	(228)

Financing Activities
Net cash used in financing activities	(151)	(864)	(34)	(781)

Effect of Foreign Exchange Rate Changes on Cash and Short-Term Investments	1	(10)	(6)	12
Increase in Cash and Short-Term Investments	17	31	145	43
Cash and Short-Term Investments
Beginning of period	211	139	83	127
Cash and Short-Term Investments
End of period	228	170	228	170

Condensed Consolidated Balance Sheet in Accordance with U.S. GAAP(1)

	September 30,	December 31,
(millions of dollars)	2006	2005
Current assets (7)	1,160	1,058
Long-term investments (1)(4)(5)	2,793	2,168
Plant, property and equipment	17,163	17,348
Regulatory asset (8)	2,101	2,601
Other assets (4)	1,958	2,028
	25,175	25,203

Current liabilities (9)	2,221	2,754
Deferred amounts (3)(5)	1,204	1,298
Long-term debt (3)	10,331	9,675
Deferred income taxes (8)	2,685	3,102
Preferred securities	513	536
Non-controlling interests	769	783
Shareholders’ equity	7,452	7,055
	25,175	25,203

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

		Minimum
	Cumulative	Pension	Cash Flow
	Translation	Liability	Hedges
(millions of dollars)	Account	(SFAS No. 87)	(SFAS No. 133)	Total
Balance at December 31, 2005	(89)	(77)	(58)	(224)
Unrealized gain on derivatives, net of tax of $(12) (3)	—	—	32	32
Foreign currency translation adjustment, net of tax of $(35)	(6)	—	—	(6)
Balance at September 30, 2006	(95)	(77)	(26)	(198)

Balance at December 31, 2004	(71)	(26)	(4)	(101)
Unrealized loss on derivatives, net of tax of $52 (3)	—	—	(98)	(98)
Foreign currency translation adjustment, net of tax of $(19)	(27)	—	—	(27)
Balance at September 30, 2005	(98)	(26)	(102)	(226)

(1)             In accordance with U.S. GAAP, the Condensed Statement of Consolidated Income, Statement of Consolidated Cash Flows and Consolidated Balance Sheet of TransCanada are prepared using the equity method of accounting for joint ventures.

(2)             Other expenses included an allowance for funds used during construction of $6 million for the nine months ended September 30, 2006 (September 30, 2005 – $2 million).

(3)             All foreign exchange and interest rate derivatives are recorded in the Company’s consolidated financial statements at fair value under Canadian GAAP.  Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is also recognized in earnings each period.  Substantially all of the amounts recorded in the nine months ended September 30, 2006 and 2005 as differences between U.S. and Canadian GAAP, for income from continuing operations, relate to the differences in accounting treatment with respect to the hedged item and, for comprehensive income, relate to cash flow hedges.

                           Substantially all of the amounts recorded in the nine months ended September 30, 2006 and 2005 as differences between U.S. and Canadian GAAP in respect of energy contracts relate to gains and losses on derivative energy contracts for periods before they were documented as hedges for purposes of U.S. GAAP and to differences in accounting with respect to physical energy contracts.

(4)             Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain prior year start-up costs incurred by Bruce Power L.P. (Bruce B), an equity investment, were required to be expensed under U.S. GAAP.  Under both Canadian GAAP and U.S. GAAP, interest is capitalized on expenditures relating to construction of development projects actively being prepared for their intended use.  In Bruce B, under U.S. GAAP, the carrying value of development projects against which interest is capitalized is lower due to the expensing of pre-operating costs.

(5)             Financial Interpretation (FIN) 45 requires the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP purposes, the fair value of guarantees recorded as a liability at September 30, 2006 was $17 million (December 31, 2005 – $17 million) and relates to the Company’s equity interest in Bruce B and Bruce Power A L.P.  The net income impact with respect to the guarantees for the nine months ended September 30, 2006 was $1 million (September 30, 2005 – nil).

(6)             In accordance with U.S. GAAP, all current taxes are included in cash generated from operations.

(7)             Current assets at September 30, 2006 include derivative contracts of $30 million (December 31, 2005 – $49 million) and hedging deferrals of $72 million (December 31, 2005 – $93 million).

(8)             Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.  A reduction in Canadian federal and provincial corporate income tax rates enacted in second quarter 2006 resulted in a decrease of $406 million in the deferred income tax liability and corresponding regulatory asset.

(9)             Current liabilities at September 30, 2006 include dividends payable of $162 million (December 31, 2005 – $154 million) and current taxes payable of $103 million (December 31, 2005 – $251 million).

Other

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS No. 3” which is effective for fiscal years beginning after December 15, 2005.  SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and error correction.  It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle.  Adopting the provisions under SFAS No. 154, as of January 1, 2006, had no impact on the U.S. GAAP financial statements of the Company.

In February 2006, FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS No. 133 and 140” which is effective for fiscal years beginning after September 15, 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim statements for any interim period, for that fiscal year.  SFAS No. 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation.  Adopting the provisions under SFAS No. 155, as of January 1, 2007, is not expected to have an impact on the U.S. GAAP financial statements of the Company.

In March 2006, FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” which is effective for fiscal years beginning after September 15, 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim statements for any interim period, for that fiscal year.  SFAS No. 156 requires recognition of a servicing asset or liability when an entity enters into arrangements to service financial instruments in certain situations.  Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable.  SFAS No. 156 also allows an entity to subsequently measure its servicing assets or servicing liabilities using either an amortization method or a fair value method.  Adopting the provisions under SFAS No. 156, as of January 1, 2007, is not expected to have an impact on the U.S. GAAP financial statements of the Company.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” which is effective for fiscal years beginning after December 15, 2006.  This Interpretation provides guidance for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. TransCanada is in the process of assessing the impact, if any, of the application of FIN 48 on its U.S. GAAP financial statements.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  TransCanada is in the process of assessing the impact of the application of SFAS No. 157 on its U.S. GAAP financial statements.

In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”, which is effective for fiscal years ending after December 15, 2006. This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income.  The plan assets and benefit obligations will be measured as of the balance sheet date. TransCanada is in the process of assessing the impact of the application of SFAS No. 158 on its U.S. GAAP financial statements.

In September 2006, the SEC staff issued SAB Topic 1N, “Financial Statements – Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108), which addresses how to quantify the effect of an error on the financial statements. SAB No. 108 is effective for fiscal years ending December 31, 2006. TransCanada does not expect SAB No. 108 to have an impact on its U.S. GAAP financial statements.

Summarized Financial Information of Long-Term Investments

The following summarized financial information of long-term investments includes those investments that are accounted for by the equity method under U.S. GAAP (including those that are accounted for by the proportionate consolidation method under Canadian GAAP).

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2006	2005	2006	2005
Income
Revenues	364	379	1,068	993
Other costs and expenses	(162)	(146)	(512)	(455)
Depreciation	(43)	(44)	(130)	(128)
Financial charges and other	(25)	(19)	(74)	(73)
Proportionate share of income before income taxes of long-term investments	134	170	352	337

	September 30,	December 31,
(millions of dollars)	2006	2005
Balance Sheet
Current assets	446	456
Plant, property and equipment	3,812	3,365
Other assets (net)	202	—
Current liabilities	(347)	(319)
Deferred amounts (net)	—	(2)
Non-recourse debt	(1,293)	(1,307)
Deferred income taxes	(27)	(25)
Proportionate share of net assets of long-term investments	2,793	2,168